Mail Stop 4561
									April 4, 2006

Mr. Mitchell E. Hersh
President and Chief Executive Officer
Mack-Cali Realty Corporation
11 Commerce Drive
Cranford, NJ 07016

      Re:	Mack-Cali Realty Corporation
		Form 10-K for Fiscal Year Ended December 31, 2005
		Filed February 23, 2006
		File No. 1-13274

Dear Mr. Hersh:

      We have completed our review of your Form 10-K and do not, at this time, have any further comments.



							Sincerely,



Steven Jacobs
Accounting Branch Chief